Exhibit 99.1
Hydrogenics Corporation
First Quarter 2007 Interim Consolidated Financial Statements and
Results of Operations

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	March 31	December 31
	2007	2006

Assets

Current assets
Cash and cash equivalents	$50,971	$5,937
Short-term investments	—	54,350
Accounts receivable	8,136	9,740
Grants receivable	1,948	1,901
Inventories (note 4)	14,944	12,718
Prepaid expenses	996	1,539

	76,995	86,185

Property, plant and equipment	5,220	5,435
Intangible assets	438	500
Goodwill	5,025	5,025
Other non-current assets	33	28

	$87,711	$97,173

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$20,126	$21,380
Unearned revenue	8,386	8,809

	28,512	30,189

Long-term debt	8	94
Deferred research and development grants	595	133

	29,115	30,416

Shareholders’ Equity
Share capital and other equity	321,415	321,094
Deficit	(257,339)	(249,033)
Accumulated other comprehensive loss	(5,480)	(5,304)

	58,596	66,757

	$87,711	$97,173

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Norman Seagram	Pierre Rivard
Lead Director	Executive Chairman

First Quarter 2007 Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	(loss)	equity

Balance as at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Net loss for the period	—	—	—	(130,759)		(130,759)
Foreign currency translation adjustments	—	—	—		(281)	(281)

Comprehensive loss						(131,040)

Shares issued:

Issuance of common shares on exercise of options	236,796	419	—			419
Stock-based consulting expense			39			39
Stock-based compensation expense			1,832			1,832

Balance as at Dec. 31, 2006	91,916,466	307,376	13,718	(249,033)	(5,304)	66,757

Net loss for the period	—	—	—	(8,306)		(8,306)
Foreign currency translation adjustments	—	—	—		(176)	(176)

Comprehensive loss						(8,482)

Shares issued:

Shares returned to treasury	(150,775)	(504)	335			(169)
Stock-based compensation expense			490			490

Balance as at Mar. 31, 2007	91,765,691	$306,872	$14,543	$(257,339)	$(5,480)	$58,596

The authorized share capital of the Corporation consists of an unlimited number of common             shares and an unlimited number of preferred shares issuable in series.
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

First Quarter 2007 Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31,
	2007	2006

Revenues	$6,850	$6,136

Cost of revenues	5,936	5,083

	914	1,053

Operating expenses
Selling, general and administrative	6,947	6,638
Research and product development (note 7)	2,862	1,215
Amortization of property, plant and equipment	224	264
Amortization of intangible assets	63	2,118

	10,096	10,235

Loss from operations	(9,182)	(9,182)

Other income (expenses)
Provincial capital tax	(18)	(26)
Interest	867	946
Foreign currency gains (losses)	30	(65)

	879	855

Loss before income taxes	(8,303)	(8,327)
Current income tax expense	3	5

Net loss for the period	$(8,306)	$(8,332)

Net loss per share
Basic and diluted (note 8)	$(0.09)	$(0.09)

Shares used in calculating basic and diluted net loss per share (note 8)	91,896,363	91,705,236
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

First Quarter 2007 Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2007	2006

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(8,306)	$(8,332)
Items not affecting cash
Amortization of property, plant and equipment	426	446
Amortization of intangible assets	63	2,118
Unrealized foreign exchange (gains) losses	(108)	(27)
Imputed interest on long-term debt	—	1
Non-cash consulting fees	—	19
Stock-based compensation	490	502
Net change in non-cash working capital	(1,937)	287

	(9,372)	(4,986)

Investing activities
Decrease in short-term investments	54,350	63,008
Purchase of property, plant and equipment	(211)	(265)

	54,139	62,743

Financing activities
Repayment of long-term debt	(37)	(63)
Deferred research and development grant	473	28
Common shares issued, net of issuance costs/(shares returned to treasury)	(169)	223

	267	188

Increase in cash and cash equivalents during the period	45,034	57,945

Cash and cash equivalents — Beginning of period	5,937	5,394

Cash and cash equivalents — End of period	$50,971	$63,339

Supplemental disclosure
Interest paid	$6	$1
Income taxes paid	3	5
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

First Quarter 2007 Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
1. Basis of preparation
The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in note 11.
The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2006 annual report.
These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2006, except as described below and in note 2. Certain prior year amounts have been reclassified to conform with the current period’s presentation.
2. Change in accounting policies
(i)	Canadian standards
In December 2006, The Canadian Institute of Chartered Accountants (“CICA”) issued Section 1535, which establishes the standards for disclosing information about an entity’s capital and how it is managed. CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. The Corporation does not expect the adoption of this guidance to have a material impact on its financial position, the results of operations or its cash flows.
(ii)	U.S. standards
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on classification, accounting in interim periods, de recognition, disclosure and transition, and interest and penalties. The Corporation adopted this standard for U.S. GAAP reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP reporting.
3. Business Streamlining Initiative
On March 20, 2007, the Corporation’s Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The Corporation recorded a $2.1 million charge for severance and related expenses which are included in selling, general and administration expenses. As at March 31, 2007, $0.8 million remained unpaid and is anticipated to be paid in 2007. The substantial majority of this charge pertains to the Power Systems business segment.

First Quarter 2007 Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
4. Inventories

	March 31,	December 31,
	2007	2006

Raw materials	$5,990	$5,866
Work-in-progress	8,433	6,322
Finished goods	521	530

	$14,944	$12,718

5. Warranties
Product warranty liabilities are included in accounts payable and accrued liabilities on the balance sheet. Changes in the Corporation’s aggregate product warranty liabilities for the three months ended March 31, 2007 are as follows:

Balance, December 31, 2006	$5,077
Accruals for warranties issued during the period	552
Settlements made during the period	(922)

Balance, March 31, 2007	$4,707

6. Stock-based compensation
     During the three months ended March 31, 2007, 1,644,960 stock options, with a weighted average fair value of $0.47 per common share at the date, of grant were issued to employees. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	March 31,	March 31,
	2007	2006

Risk free interest rate (%)	4.11%	4.10%
Expected volatility (%)	56%	53%
Expected life (in years)	4	4
Expected dividends	nil	Nil
Stock-based compensation expense of $0.5 million is included in selling, general and administrative expenses.
7. Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For the three months ended March 31, 2007, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended March 31,
	2007	2006

Research and product development expenses	$2,942	$2,422
Research and product development funding	(80)	(1,207)

Total research and product development expenses	$2,862	$1,215

First Quarter 2007 Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
8. Net loss per share
For the three months ended March 31, 2007, the weighted average number of common shares outstanding was 91,896,363. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.
9. Guarantees
As at March 31, 2007, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions which total $3,253 (December 31, 2006 — $2,980) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customers if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institutions for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
10. Segmented financial information
The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.
Financial information by reportable segment for the three months ended March 31, 2007 and 2006 is as follows:

			Three months ended March 31, 2007
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$1,815	$1,555	$3,480	$—	$6,850
Amortization of intangible assets	—	—	—	63	63
Amortization of property, plant and equipment	—	—	—	224	224
Interest income	—	—	—	873	873
Interest expense	—	—	—	6	6
Income tax expense	—	—	—	3	3
Segment loss (i)	$(2,313)	$(4,321)	$(148)	$(1,524)	$(8,306)

First Quarter 2007 Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

			Three months ended March 31, 2007
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$2,400	$1,143	$2,593	$—	$6,136
Amortization of intangible assets	—	—	—	2,118	2,118
Amortization of property, plant and equipment	—	—	—	264	264
Interest income	—	—	—	981	981
Interest expense	—	—	—	1	1
Income tax expense	—	—	—	5	5
Segment loss (i)	$(1,380)	$(1,526)	$(155)	$(5,271)	$(8,332)

(i)	Segment loss includes directly attributable selling, general and administration costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at March 31, 2007 are $438 and $5,025 (December 31, 2006 — $500 and $5,025), respectively. Intangible assets and goodwill relating to each of the Corporation’s Power Systems and Test Systems segments as at March 31, 2007 were $nil and $nil (December 31, 2006 — $nil and $nil). The Corporation currently does not allocate its remaining assets among reportable segments.
A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.
Revenues are segmented by geography, as follows:

	Three months ended
	March 31,
	2007	2006

United States	$3,197	$2,401
Japan	1,311	1,033
Germany	467	486
France	379	68
China	276	3
United Kingdom	226	12
Romania	80	1,298
Rest of world	914	835

	$6,850	$6,136

First Quarter 2007 Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
11. Differences between Canadian and United States accounting principles
These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided.
A reconciliation of the net loss between Canadian GAAP and U.S. GAAP is as follows:

	Three months ended
	March 31,
	2007	2006

Net loss for the period, based on Canadian GAAP	$(8,306)	$(8,332)
Amortization of in-process research and product development (i)	—	657

Net loss for the period based on U.S. GAAP	(8,306)	(7,675)
Foreign currency translation adjustments (ii)	(176)	95

Comprehensive loss for the period, based on U.S. GAAP	$(8,482)	$(7,580)

Basic and diluted loss per share based on U.S. GAAP	(0.09)	(0.08)

Weighted average number of shares used in calculating basic and diluted loss per share	91,896,363	91,705,236
(i)	In-process research and development
Under U.S. GAAP, in-process research and product development expenses acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and product development expense is capitalized and amortized over the estimated useful life. In-process research and product development expense is included in product technology.

First Quarter 2007 Interim Consolidated Financial Statements	Page 10